Exhibit 99.1

Contact: Robert Lentz

              (614) 439-6006

SCI Engineered Materials, Inc. Reports

2025 Second Quarter and Year-to-Date Results

COLUMBUS, Ohio (August 1, 2025) SCI Engineered Materials, Inc. (“SCI” or “Company”) (OTCQB: SCIA), today reported financial results for the three months and six months ended June 30, 2025.

Jeremy Young, President and Chief Executive Officer, said “We continued to address weak market conditions during the second quarter and adapted to those challenges by focusing on areas of our business we can control. As a result, gross margin improved and operating expenses were similar for the first six months and second quarter of 2025 compared to the same periods last year.”

Mr. Young added, “Two new products were launched in the second quarter of 2025, including an indium tin oxide product that offers customers total cost of ownership benefits and addresses increased interest in domestic manufacturing. The second one is a rotatable target which can be produced up to three meters in length. SCI has a patent for the bonding process of this product and this configuration enables customers to achieve higher utilization of the target’s surface. We also recently ordered additional equipment to increase our rotatable manufacturing footprint.”

Revenue

Revenue for the six months ended June 30, 2025, was $7,109,536 versus $13,935,805 for the same period last year. Factors which contributed to the year-over-year decrease included product mix, lower raw material costs and lower volume. For the second quarter of 2025, revenue decreased to $3,609,304 from $5,532,710 a year ago due to product mix and lower volume.

Order backlog was $3.4 million at June 30, 2025, versus $2.9 million on the same date last year and $2.5 million at March 31, 2025.

Gross profit

Gross profit of $2,230,971 for the first half of 2025 was 20% below $2,794,055 a year ago due to lower volume and lower raw material costs. For the second quarter of 2025, gross profit decreased 16% to $1,158,157 from $1,378,939 for the same period last year due to lower volume.

Operating expenses

Operating expenses totaled $1,572,625 for six months ended June 30, 2025, compared to $1,590,589 a year ago. Higher professional fees, consulting services, staff, and compensation expenses in the first half of this year were more than offset by lower R&D expense for research materials and supplies. For the second quarter of 2025, operating expenses were $802,350 versus $793,741 the prior year. Increased staff and compensation expenses for the 2025 period were primarily offset by lower R&D expense.

Net interest income

Net interest income increased approximately 17% to $213,810 for the first half of 2025 from $183,517 a year ago. For the second quarter of 2025, net interest income increased 20% to $115,680 versus $96,461 for the same period in 2024. Both periods in 2025 benefited from higher cash and cash equivalents plus investment in marketable securities.

Income taxes

Income tax expense decreased 37% to $197,980 for the six months ended June 30, 2025, from $315,153 a year ago. For the second quarter of 2025, income tax expense decreased 31% to $107,028 from $155,153 for the same period last year. The Company’s effective tax rate was 22.7% for the first six months of 2025 and 2024. For the second quarters of 2025 and 2024, the effective tax rate was 22.7% and 22.8%, respectively.

Net income

Net income was $674,176 for the first six months of 2025 compared to $1,071,830 a year ago. For the second quarter of 2025, net income was $364,459 versus $526,506 last year. Lower gross profit for the six month and three-month periods ended June 30, 2025, was partially offset by lower income tax expense and higher net interest income. Net income per diluted share was $0.15 for the first six months of 2025 versus $0.23 in 2024, and $0.08 compared to $0.12 for the second quarter of 2025 and 2024, respectively.

Cash and cash equivalents

Cash and cash equivalents were $7,970,668 at June 30, 2025, an increase of 18% compared to $6,753,403 at December 31, 2024. The Company’s investment in marketable securities was $3,249,000 at June 30, 2025, versus $2,758,478 at 2024 year-end, an 18% increase.

Debt outstanding

The Company had no debt outstanding at June 30, 2025, or December 31, 2024, respectively.

About SCI Engineered Materials, Inc.

SCI Engineered Materials is a global supplier and manufacturer of advanced materials for PVD thin film applications and works closely with end users and OEMs to develop innovative, customized solutions. Additional information is available at www.sciengineeredmaterials.com or follow SCI Engineered Materials, Inc. at:

https://www.linkedin.com/company/sci-engineered-materials.-inc https://www.facebook.com/sciengineeredmaterials/

https://x.com/SciMaterials

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, customer guidance, forecasts, plans of the Company and its management. These forward-looking statements involve numerous risks and uncertainties, including without limitation, other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 2024. One or more of these factors has affected and could affect the Company's projections in the future. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. Due to the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the Company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.

SCI ENGINEERED MATERIALS, INC.

BALANCE SHEETS

	June 30,	December 31,
	2025	2024
ASSETS	(UNAUDITED)
Current Assets
Cash and cash equivalents	$7,970,668	$6,753,403
Investments - marketable securities, short term	-	509,478
Accounts receivable, less allowance for doubtful accounts	627,166	775,288
Inventories	1,077,722	1,432,914
Prepaid purchase orders and expenses	208,534	238,834
Total current assets	9,884,090	9,709,917

Property and Equipment, at cost	10,088,632	9,904,028
Less accumulated depreciation and amortization	(7,810,882)	(7,632,946)
Property and equipment, net	2,277,750	2,271,082

Other Assets
Investments, net - marketable securities, long term	3,249,000	2,249,000
Right of use asset, net	1,152,790	1,236,572
Other assets	63,927	66,394
Total other assets	4,465,717	3,551,966
TOTAL ASSETS	$16,627,557	$15,532,965

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Operating lease, short term	$193,566	$174,863
Accounts payable	536,914	419,209
Customer deposits	858,124	337,873
Accrued expenses	350,418	532,260
Total current liabilities	1,939,022	1,464,205

Deferred tax liability	122,527	121,649
Operating lease, long term	959,224	1,061,709
Total liabilities	3,020,773	2,647,563

Total shareholders' equity	13,606,784	12,885,402
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$16,627,557	$15,532,965

SCI ENGINEERED MATERIALS, INC.

STATEMENTS OF INCOME

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(UNAUDITED)

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2025	2024	2025	2024

Revenue	$3,609,304	$5,532,710	$7,109,536	$13,935,805
Cost of revenue	2,451,147	4,153,771	4,878,565	11,141,750
Gross profit	1,158,157	1,378,939	2,230,971	2,794,055
General and administrative expense	549,540	467,573	1,097,361	949,834
Research and development expense	107,374	174,630	209,641	359,865
Marketing and sales expense	145,436	151,538	265,623	280,890
Income from operations	355,807	585,198	658,346	1,203,466
Interest income, net	115,680	96,461	213,810	183,517
Income before provision for income taxes	471,487	681,659	872,156	1,386,983
Income tax expense	107,028	155,153	197,980	315,153
NET INCOME	$364,459	$526,506	$674,176	$1,071,830
Earnings per share - basic and diluted
Income per common share
Basic	$0.08	$0.12	$0.15	$0.24
Diluted	$0.08	$0.12	$0.15	$0.23
Weighted average shares outstanding
Basic	4,574,686	4,539,549	4,571,425	4,537,175
Diluted	4,578,926	4,569,288	4,575,729	4,566,831

SCI ENGINEERED MATERIALS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(UNAUDITED)

	2025	2024
CASH PROVIDED BY (USED IN):
Operating activities	$1,923,241	847,503
Investing activities	(705,976)	(287,926)
Financing activities	—	(41,095)
NET INCREASE IN CASH	1,217,265	518,482

CASH - Beginning of period	6,753,403	5,673,994

CASH - End of period	$7,970,668	$6,192,476